HOLIDAY RV SUPERSTORES, INCORPORATED
                             7851 GREENBRIAR PARKWAY
                             ORLANDO, FLORIDA 32819


                              INFORMATION STATEMENT


     We are providing this information statement to all persons who our records indicate were shareholders of Holiday RV Superstores, Incorporated on November 23rd, 1999. We are providing this information in accordance with Section 14(f) of the Securities Exchange Act of 1934 and SEC Rule 14f-1.

     We are not asking you to respond to this information statement nor are we requesting your vote.


                                  INTRODUCTION

     On June 30, 1999, Atlas Recreational Holdings, Inc. acquired 2,079,122 shares of Holiday RV's common stock from Newton C. Kindlund and 2,079,122 shares of the Holiday RV's common stock from Joanne M. Kindlund. Each purchase represented approximately 28.9% of the then total outstanding shares of Holiday RV, or a total of approximately 57.9% of the then issued and outstanding shares of Holiday RV. As part of the transaction, Newton C. Kindlund and Joanne M. Kindlund also gave Atlas a proxy to vote the Kindlund's remaining 246,948 shares of Holiday RV's common stock for a period of six months from June 30, 1999.

     Concurrent with the transaction, the following six members of Holiday RV's board of directors resigned: Newton C. Kindlund, Joanne M. Kindlund, James P. Williams, Roy W. Parker, Harvey M. Alper and David A. Kamm. The remaining two directors, W. Hardee McAlhaney and Paul G. Clubbe, agreed to appoint and appointed Michael S. Riley as chairman of the board of directors of Holiday RV and reappointed David A. Kamm to the board of directors. Mr. Riley is also chairman of the board of directors of Atlas. In addition, the following changes to Holiday RV's management were made: W. Hardee McAlhaney resigned as chief financial officer and was appointed chief executive officer and president. Newton C. Kindlund resigned from his positions as president, chief executive officer and chairman of the board. Joanne M. Kindlund resigned from her positions as executive vice president, secretary and treasurer.

     In addition, the board of directors has appointed William E. Curtis, David
J. Doerge and Ronald G. Huneycutt to the board of directors, to take office on the tenth day following delivery of this information statement to Holiday RV shareholders.

     When the appointment of the new directors is effective, directors designated by Atlas will constitute a majority of the board of directors.

     As of November 17th, 1999, there were a total of 7,206,500 outstanding shares of Holiday RV common stock, our only class of voting securities entitled to vote for directors at a shareholders' meeting if one were to be held. Each share is entitled to one vote.

     Please read this information statement carefully; it describes the terms of the stock purchase agreement and also will give you information about the directors and officers of Holiday RV.

                               PURCHASE AGREEMENT

     On June 30, 1999, Atlas Recreational Holdings, Inc. acquired 2,079,122 shares of Holiday RV's common stock from Newton C. Kindlund and 2,079,122 shares of the Holiday RV's common stock from Joanne M. Kindlund. Each purchase represented approximately 28.9% of the then total outstanding shares of Holiday RV, or a total of approximately 57.9% of the then issued and outstanding shares of Holiday RV. As part of the transaction, Newton C. Kindlund and Joanne M. Kindlund also gave Atlas a proxy to vote the Kindlund's remaining 246,948 shares of Holiday RV's common stock for a period of six months from June 30, 1999.

     The consideration for the purchase of the shares was $7,000,000 to each of Newton C. Kindlund and Joanne M. Kindlund, for a total consideration of $14,000,000. Atlas reported that the sources of the consideration for the purchase of the shares were as follows: (1) a $1,000,000 promissory note from Atlas in favor of Newton C. Kindlund, which note is secured by 250,000 of the purchased shares, bears interest at the rate of 12% per annum, and is due and payable on July 21, 1999; (2) $12,500,000 in cash from the proceeds of two loans to Atlas by Doerge-Atlas, L.L.C., one in the initial principal amount of $8.5 million and the other in the initial principal amount of $4.0 million; and (3) $500,000 in cash from the proceeds of a loan to Atlas by Michael McGowan, which loan is evidenced by a promissory note, bears interest at the rate of 15% per annum, and is due and payable June 30, 2000. The loan with Newton C. Kindlund was paid in full, $5 million of the $8.5 million payable to Doerge-Atlas has been repaid in July 1999 and the $7.5 million balance of the Doerge-Atlas loans accrue interest at 15% per annum and are due $3.5 million on December 30, 1999 and $4.0 million on June 30, 2000. The Doerge-Atlas loans are secured by Atlas' pledge of 4,158,244 shares representing 54.4% of Holiday RV's issued and outstanding common stock.


                                CHANGE OF CONTROL

     When all of the actions described above have taken place, Holiday RV will be controlled directly by Atlas. The principal shareholders of Atlas are Michael
S. Riley, Ronald G. Huneycutt, Michael Farkas and Doerge-Atlas, L.L.C.


         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth information as to the shares of common stock owned as of November 17, 1999, by:

         (i) each person who beneficially owned more than five percent of the outstanding common stock of Holiday;
         (ii)     each director or nominee for director;
         (iii) each of the CEO and each of the other four most highly compensated executive officers whose annual compensation exceeded $100,000; and
         (iv) all the directors, nominees for director and officers as a group.

     Subject to community property laws where applicable, the person(s) as to whom the information is given had sole voting and investment power over the shares of common stock shown as beneficially owned. However, Holiday understands that each of Newton and Joanne Kindlund disclaim beneficial ownership of the other's stock. The share numbers and percentages are calculated on the basis of the number of outstanding securities on November 17, 1999, which was 7,206,500, plus securities underlying each holder's options, warrants and securities convertible into common stock which have been issued and were exercisable within sixty (60) days of November 17, 1999, in accordance with SEC Rule 13d-3. Unless a person beneficially owns more than one percent of the outstanding common stock, no percentage is presented in the table. The address of all officers, directors and nominees for director is 7851 Greenbriar Parkway, Orlando, Florida 32819. Michael S. Riley, the Chairman of Holiday, is the Chairman of Atlas Recreational Holdings, Inc. and, as a result, all shares owned by Atlas are presented as beneficially owned by Mr. Riley also.

                                                   NUMBERS OF SHARES         OPTIONS INCLUDED
NAME AND ADDRESS                                  BENEFICIALLY OWNED             IN TOTAL          PERCENTAGE OF CLASS
-------------------------------------------     ------------------------    -------------------    -----------------------
Atlas Recreational Holdings, Inc.                             4,158,244                                            57.86%
  701 Brickell Avenue,
  Suite 3120
  Miami, Florida 33131
Newton C. Kindlund                                              144,292                                              2.00
Joanne M. Kindlund                                              144,292                                              2.00
Michael S. Riley                                              4,158,244                                             57.86
W. Hardee McAlhaney                                             135,000                125,000                       1.85
Paul G. Clubbe                                                   50,000                 10,000                          *
David A. Kamm                                                         0                                                 *
William E. Curtis                                                     0                                                 *
David J. Doerge                                                       0                                                 *
Ronald G. Huneycutt                                                   0                                                 *
All directors, director nominees
   and officers as a group (11
   persons)                                                   4,631,828                135,000                     63.26%

                        DIRECTORS AND EXECUTIVE OFFICERS

     Upon the effectiveness of the appointment of the three new directors, our board will consist of seven directors. Each of Newton C. Kindlund, Joanne M.Kindlund, James P. Williams, Roy W. Parker, Harvey M. Alper and David A. Kamm have resigned. Mr. Riley filled one of these vacancies, David A. Kamm was reappointed to the board of directors to fill another vacancy and the three new directors are being appointed to fill the remaining three vacancies.

     Mr. Riley was appointed the chairman of the board of directors of Holiday RV. In addition, the following changes to Holiday RV's management were made: W. Hardee McAlhaney resigned as chief financial officer and was appointed chief executive officer and president. Newton C. Kindlund resigned from his positions as president, chief executive officer and chairman of the board. Joanne M. Kindlund resigned from her positions as executive vice president, secretary and treasurer. In August 1999, Mr. Patrick R. McNair was appointed as vice-president and chief financial officer and assistant secretary of Holiday RV. Ronald G. Huneycutt was appointed secretary, and Paula M. Ouellette was appointed vice president of human resources.

FORMER EXECUTIVE OFFICERS AND DIRECTORS

NAME                                          AGE                      POSITIONS
Newton C. Kindlund                            58                       President, Chief Executive Officer and
                                                                       Chairman of the Board
W. Hardee McAlhaney                           52                       Chief Financial Officer
Joanne M. Kindlund                            50                       Executive Vice President, Secretary and
                                                                       Treasurer
Paul G. Clubbe                                57                       Director
James P. Williams                             60                       Director
Roy W. Parker                                 55                       Director
Harvey M. Alper                               52                       Director
David A. Kamm                                 62                       Director

CURRENT EXECUTIVE OFFICERS AND DIRECTORS

NAME                                          AGE                      POSITIONS
Michael S. Riley                              46                       Chairman of the Board
W. Hardee McAlhaney                           52                       President and Chief Executive Officer
Patrick R. McNair                             36                       Vice President, Chief Financial Officer
                                                                       and Asst. Secretary
David A. Kamm                                 62                       Director
Paul G. Clubbe                                57                       Director
William E. Curtis                             40                       Director Nominee
David J. Doerge                               47                       Director Nominee
Ronald G. Huneycutt                           56                       Director Nominee, Secretary
Paula M. Ouellette                            50                       Vice President-Human Resources

MICHAEL S. RILEY

     Mr. Riley was appointed chairman of Holiday RV in June 1999. Mr. Riley is also chairman and co-founder of Atlas Recreational Holdings, Inc., a holding company formed to acquire and grow companies in the leisure industry. Mr. Riley serves as chief executive officer of Atlas Healthcare, Inc., a holding company for healthcare-related companies and as a director of Atlas Equity Group, Inc., a diversified holding company focused on investments in retail, consumer products, healthcare and manufacturing companies. Mr. Riley has practiced law for more than 20 years in the areas of mergers and acquisitions and corporate finance, including eight years as principal of the Miami-based firm Yonge and Riley LLP, and as manager of the Fort Lauderdale practice for regional law firm Adorno and Zeder. His background also includes serving as an Assistant State Attorney in Florida and special counsel to federal and state law enforcement agencies. Mr. Riley holds a law degree from the University of Notre Dame and a bachelor's degree in finance from the University of Colorado.

W. HARDEE MCALHANEY

     Mr. McAlhaney joined Holiday RV as corporate comptroller in 1988. He is currently president and chief executive officer and has served as a director since 1993. He attended the University of Tennessee in 1970 where he earned a B.S.B.A. degree, and the University of Florida in 1972 where he earned an M.B.A. Mr. McAlhaney served as chief financial officer for two national retail chains, The

Athletic Attic and The Athlete's Foot, prior to joining Drexel, Burnham, Lambert as an investment consultant.

PAUL G. CLUBBE

     Mr. Clubbe has been a director of Holiday RV since 1987. He attended St. Dunstans College, England, Lisgar Collegiate, Ottawa, Ontario Canada and Pickering College, Toronto, Ontario Canada. From 1982 to 1995 Mr. Clubbe served as Executive Officer of Rotex Canada, Inc., of Scarborough, Canada. From 1963 to 1964 Mr. Clubbe was a sales representative for Morgan Paper Co., Ltd., Toronto, Canada. He is President of Paul Clubbe (Marketing) Limited and a member of the Board of Directors of Flesherton Concrete Products, Inc., Paulaurier Sales, Inc.

PATRICK R.  MCNAIR

     Mr. McNair was appointed Holiday RV's vice president, chief financial officer and assistant secretary in August 1999. Prior to joining Holiday RV, he was vice president of finance and administration for CNL Fund Advisors, Inc., responsible for corporate finance and investment structuring for this $1 billion real estate investment trust (REIT). Mr. McNair previously served in various financial leadership positions for Sawtek, Inc., a publicly traded electronics manufacturer and WLR Foods Inc., a publicly held national food manufacturer and distributor. Mr. McNair also spent four years with accounting firm Arthur Andersen & Co. He holds bachelor's and master's degrees from the University of Georgia.

WILLIAM E. CURTIS

     Mr. Curtis has served as Principal of Curtis & Associates, since July 1999. Prior to joining Coast, Mr. Curtis provided investment banking and financial advisory services through A.B.C. Solution, Inc., where he has served from July 1996 to the present. Prior to forming A.B.C. in 1996, Mr. Curtis served in various asset based lending capacities with Allstate Financial Corporation--October 1994 to July 1996--and Great Western Financial Services--March 1992 to October 1994.

DAVID J. DOERGE

     Mr. Doerge has been the President of Doerge Capital Management in Chicago, Illinois, a division of Balis, Lewittes and Coleman Inc., since 1994. Prior to forming Doerge Capital Management, Mr. Doerge was with Goldman, Sachs & Co. in Chicago, Illinois. Mr. Doerge earned his M.B.A. from the University of Chicago and his BA. from Trinity College in Hartford, Connecticut.

RONALD G. HUNEYCUTT

     Mr. Huneycutt has served as the chief financial officer and a director of Atlas Healthcare, Inc., a company formed to acquire healthcare related companies, since December 1998. Mr. Huneycutt has been a director and chief financial officer of publicly traded Atlas Healthcare, Inc., a Miami-based holding company for healthcare-related companies since 1998. From May 1998 to November 1998, Mr. Huneycutt was an independent consultant and served as acting chief financial officer to Coordinated Care Solutions, Inc. in Coral Springs, Florida. Prior to that, Mr. Huneycutt worked at a number of healthcare companies in financial positions, including Hospital Staffing Services--vice president of finance and chief financial officer, 1996 to 1998; Neonatology Certified, Inc.--vice president of finance and business development, 1993 to 1996; and Surgicare America, Inc.--vice president of finance, 1991 to 1992. Prior to these positions, Mr. Huneycutt was a partner and spent 17 years at Coopers & Lybrand (now

PricewaterhouseCoopers, LLP), in Miami, Florida. Mr. Huneycutt received his B.S. in Commerce from the University of Virginia and is a certified public accountant.

PAULA M. OUELLETE

     Ms. Ouellette has served Holiday RV since 1989 in a variety of human resources and administration functions. She was appointed vice-president of human resources in 1997. She currently heads Holiday RV's labor relations, recruiting, benefits administration and labor law compliance efforts at the corporate level, while also overseeing human resources at each of Holiday RV's dealership locations. Ms. Ouellette joined Holiday RV from a Rhode Island-based supermarket chain, where she served as office manager and in various customer service manager positions.

EXECUTIVE COMPENSATION

     The table below sets forth the cash compensation including salaries, bonuses, contributions to retirement plans, premiums paid on health and dental insurance plans and disability insurance plans, paid by Holiday RV for the years ended October 31, 1999, 1998, and 1997, to, or for the benefit of, each executive officer whose aggregate cash compensation by Holiday RV exceeded $100,000 for the fiscal year ended October 31, 1998, and the CEO, regardless of compensation level. Mr. McAlhaney is now Holiday RV's CEO.

                           SUMMARY COMPENSATION TABLE
--------------------------------------------------------------------------------------------------------------------------------
                                                                 ANNUAL                                    LONG-TERM
                                                              COMPENSATION                                COMPENSATION
                                                -------------------------------------------    ---------------------------------
                                                                                  OTHER
                                                                                  ANNUAL       RESTRICTED        STOCK
 NAME AND                                        SALARY            BONUS       COMPENSATION       STOCK         OPTIONS    OTHER
 PRINCIPAL POSITION                 YEAR           ($)              ($)            ($)          AWARD(S)($)       (#)       ($)
-----------------------------       ----        ---------       -----------    ------------    -----------      -------   ------
Newton C. Kindlund                  1999         $ 69,592         $ 59,666         --              --           40,000        --
    Chairman, President             1998          108,847               --         --              --               --        --
    Chief Executive Officer         1997          107,587               --         --              --               --        --

W. Hardee McAlhaney                 1999         $ 97,500         $ 88,128         --              --               --     $ 597
     President and Chief            1998           80,196           75,002         --              --               --       597
     Executive Officer              1997           81,437           52,477         --              --               --       597

         The salary figures include contributions by Holiday pursuant to an employee benefit plan established under Section 401(k) of the Internal Revenue Code in the amounts of $0, $2,859 and $3,181 for Mr. Kindlund for 1999, 1998 and 1997 respectively, and $0, $4,549 and $4,027 for Mr. McAlhaney for 1999, 1998 and 1997 respectively. Mr. McAlhaney's bonuses are based on Holiday's net income before taxes. The other compensation payable to Mr. McAlhaney consisted of Holiday's payment of a part of the premium on a term life insurance policy for Mr. McAlhaney whose sole beneficiary is designated by Mr. McAlhaney. The policy has no cash surrender value provisions.

     OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth information concerning stock option grants made in the fiscal year ended October 31, 1999, to the individuals named in the Summary Compensation Table. There were no grants of SARs during the year. Mr. Kindlund's options were granted to him in connection with his retention as a consultant following his resignation as an officer and director of Holiday.

                                                                                                    POTENTIAL REALIZABLE
                                                                                                  VALUE AT ASSUMED ANNUAL
                                                                                                    RATES OF STOCK PRICE
                                                                                                  APPRECIATION FOR OPTION
                               INDIVIDUAL GRANTS                                                            TERM
-------------------------------------------------------------------------------- --------------- ---------------------------
                                                  PERCENT OF
                               NUMBER OF            TOTAL
                               SECURITIES        OPTIONS/SARS
                               UNDERLYING         GRANTED TO       EXERCISE OR
                                OPTIONS          EMPLOYEES IN       BASE PRICE      EXPIRATION
NAME                           GRANTED (#)        FISCAL YEAR         ($/SH)            DATE         5% ($)        10%($)
--------------------------    -------------     ---------------    -------------    ------------    ----------    -----------
Newton C. Kindlund               40,000         100%               $3.21            6/30/04         $35,600       $78,400


AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

     The following table sets forth information concerning the number and value of options held at October 31, 1999, by the individuals named in the Summary Compensation Table. There were no options or SARs exercised during fiscal 1999 and no SARs were held at year-end. The fiscal year-end values are based on a price of $4.313, the reported closing price of common stock on October 29, 1999.


                                             NUMBER OF SECURITIES                   VALUE OF UNEXERCISED
                                            UNDERLYING UNEXERCISED                  IN-THE-MONEY OPTIONS
                                             OPTIONS AT FY-END (#)                     FY-END ($)(1)
                                    ---------------------------------------    ----------------------------------
NAME                                EXERCISABLE               UNEXERCISABLE    EXERCISABLE          UNEXERCISABLE
-------------------                 -----------               -------------    -----------          -------------
W. Hardee McAlhaney                  125,000                        --          $326,765                  --

Newton C. Kindlund                        --                        --                --                  --
-----------------------------------------------------------------------------------------------------------------

     DISCRETIONARY AND INCENTIVE BONUSES

     The board of directors awards discretionary cash bonuses to executive officers and other employees each year. Bonuses have been paid under various informal arrangements that have provided for the payment of stipulated amounts to some executive officers ratably during the fiscal year, fiscal year-end bonuses to some executive officers and to marketing and sales support personnel.

     Holiday has established an incentive bonus program for its employees with bonuses generally paid monthly or annually. Bonuses are primarily based on net pre-tax profits from the various profit centers within each dealership and are contingent upon continued employment with Holiday.

   DIRECTORS FEES

     Directors who are not salaried employees of Holiday receive $500 for their attendance at each meeting of the board of directors and the annual shareholders meeting and $175 for their attendance at each committee meeting. The directors are reimbursed for their travel, lodging and food expense incurred when attending these meetings if the meetings are held in a location in excess of twenty five (25) miles from Holiday's principal place of business of Holiday in Orlando, Florida. Directors are also reimbursed for their travel, lodging and food expenses incurred when traveling on behalf of Holiday when requested to do so by an officer of Holiday or by the board of directors.

   DIRECTORS' OPTIONS

     Each outside director serving on the board as of February 20, 1993 was granted an option for 10,000 shares of common stock of Holiday, exercisable after February 20, 1995. The exercise price was $1.81 per share, the price of Holiday's common stock at the time of the grant. A total of five (5) options were granted, one to each of five directors (total of 50,000 shares).

     In May 1999, the board of directors approved the grant of options to purchase 10,000 shares to each of the seven directors who had served on the board of directors for at least three years. These proposed grants were made in consideration of the substantial work the directors had performed for Holiday in prior years. The exercise price for the options was the fair market value of Holiday's common stock on May 21, 1999 or $3.44. The options have a ten-year term and are not exercisable until May 17, 2000.

   CONSULTING AGREEMENTS

     In June 1999, following the Kindlund's sale of substantially all of their Holiday common stock and resignation from their management roles with Holiday, each of Joanne and Newton Kindlund entered into a consulting agreement with Holiday. The purposes for these agreements were to provide for the smooth transition of our management and support Holiday's current acquisition and expansion efforts. As consideration for the Kindlund's continued services, Holiday's board approved the grant to each of Joanne and Newton Kindlund of an option to purchase 40,000 shares of common stock. The exercise price for the options was the fair market value of Holiday's common stock on June 22, 1999, or $3.21. The options have a five-year term.

   EMPLOYEE BENEFIT PLANS

     Holiday maintains a tax qualified, profit sharing and 401(k) employee investment plan. All employees who have attained 21 years of age and complete one year of service are eligible to participate in the plan. Plan participants must complete at least two (2) years of service to begin partial vesting, with total vesting occurring when a plan participant has completed five and one half (5-1/2) years of service to Holiday. Normal retirement age under the retirement plan is 65 years. The plans fiscal year ends October 31 each year.

     In fiscal 1999, there were no contributions made to the plan for the benefit of 140 plan participants. Annual contributions are made at the discretion of the board of directors, which typically occurs at the first board meeting following the end of the fiscal year. In fiscal 1998, $98,427 was contributed to the plan for the benefit of 115 plan participants.

     Prudential Bank and Trust Company (One Ravinia Drive, Ste. 1000, Atlanta, GA 30346, 770-551-6700), is the plan trustee. Holiday is the plan administrator.

     The plan document provides for contributions at the discretion of the board of directors, to be allocated to each plan participant in an amount not greater than 10% of each participant's compensation, subject to the annual contribution limitation of the top-heavy rules. Under the plan, compensation is broadly defined to include wages, salaries, bonuses, overtime and commissions. Amounts contributed to the plan by Holiday for the 1999, 1998 and 1997 plan years on behalf of the named individuals are included in the Executive Compensation Table, of this report are included in said table.

   1987 INCENTIVE STOCK OPTION PLAN

     In August 1987, the board of directors adopted the 1987 incentive stock option plan which provides that Holiday may grant to officers and managerial employees of Holiday and its subsidiaries incentive stock options. The purpose of the plan is to provide Holiday with a means of attracting, retaining and increasing the incentive of officers and managerial employees by offering them the opportunity to invest in, or increase their investment in, Holiday. Options under the plan are designed to qualify under Section 422 of the Code. The plan terminated in August 1997.

     The plan is administered by the compensation advisory committee of the board of directors which was entitled to grant options to purchase up to an aggregate of 280,000 shares of common stock. The option exercise price was required to be at least 100% of the fair market value per share of common stock on the date of grant. The options are exercisable, as determined by the committee, over a period of time, but not more than ten years from the date of grant. Any option granted to an employee lapses following termination of employment; PROVIDED, HOWEVER, that in the discretion of the committee, employees have up to three (3) months following termination of employment to exercise options. In addition, upon the employee's permanent and total disability, any option granted to the employee may be exercised within 12 months following termination of employment because of disability. The plan provides for certain anti-dilution adjustments upon the occurrence of certain events.

     Five separate options for 25,000 shares each were granted under the plan to
W. Hardee McAlhaney, president, chief executive officer and a director of Holiday. The options were approved by the board of directors on the following dates and at the following option exercise prices:

         DATE                       SHARES            EXERCISE PRICE

       May 23, 1994                25,000                 $1.819
       February 20, 1993           25,000                 $1.813
       March 24, 1992              25,000                 $1.375
       November 17, 1990           25,000                 $1.625
       May 14, 1990                25,000                 $2.500
                                  -------
                                  125,000

     BONUS STOCK

     In September 1987, Holiday issued 250,000 shares of common stock to various individuals including officers, directors and employees of Holiday for services rendered. These shares have certain restrictions and forfeiture provisions attached to them. Since September 1987, a number of recipients of those shares have terminated their employment with Holiday, resulting in their bonus shares being forfeited to Holiday. After September 1987, Holiday made additional awards of bonus shares to employees; however, no shares in excess of the initial 250,000 shares have been issued, since forfeited shares equaled or exceeded the number of bonus shares subsequently issued. Beginning with the year ended October 31, 1987, and over a period of two to five years the value of these shares were charged against earnings of Holiday. Holiday valued the shares initially issued at 50% of the initial public offering price of the common stock or $1.25. Shares issued subsequent to September 1987 were valued at 100% of the market value on the day of issue.

     The amount of shares awarded and fair market value assigned to the shares for the last three fiscal years are as follows:

                                                 BONUS STOCK
     ---------------------------------------------------------------------------------------------------
                                                                           FAIR MARKET VALUE AT TIME OF
             FISCAL YEAR                NUMBER SHARES AWARDED                        AWARD
     ------------------------      --------------------------------    ---------------------------------

               1999                               --                                   --
               1998                               --                                   --
               1997                              5,000                              $11,250

     The bonus stock awards listed above require a two-year vesting and employment period. As of October 31, 1999, 218,700 shares had been granted pursuant to the plan.

     COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Holiday's compensation advisory committee consisted of Messrs. W. Hardee McAlhaney, James P. Williams and Roy W. Parker until June 30, 1999. Messrs. Williams and Parker resigned as directors on June 30, 1999. Mr. McAlhaney resigned as a committee member on August 20, 1999, and Michael S. Riley was appointed to the committee on that date. On August 20, 1999, Ronald G. Huneycutt, the secretary and a director appointee, and Patrick R. McNair, the chief financial officer, were also appointed as EX OFFICIO members of the committee. Mr. McAlhaney is the president and chief executive officer of Holiday and Mr. Riley is the chairman of the board.

     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In November 1994, Holiday RV renewed a five-year lease agreement with Newton C. Kindlund and Joanne M. Kindlund, husband and wife, whereby Holiday RV leases the real property upon which its dealership is located in Orlando, Florida. The annual rent is currently $144,000 and, in addition thereto, Holiday RV pays the real estate taxes, insures the interest of Mr. and Mrs. Kindlund against casualty loss, pays for all repairs to the property and names Mr. and Mrs. Kindlund as co-insured under its general liability insurance policy. The lease provides for a cost of living increase for each year of the lease beginning with the second lease year. The term of the lease agreement expires on October 31, 1999. In fiscal year 1998, Holiday RV paid to or for the benefit of Mr. and Mrs. Kindlund $144,000 for the use of these premises.

     In May 1997, Holiday RV signed a five-year lease agreement with a property trust for which the beneficiaries are Mr. Kindlund's heirs, whereby Holiday RV leases the real property upon which its retail center is located in Ft. Myers, Florida. The annual rent is $59,375 and, in addition thereto, Holiday RV


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pays the real estate taxes, insures the interest of the trust against casualty loss, pays for all repairs to the property and names the property trust as the insured under its general liability insurance policy. The term of the lease expires on April 30, 2002. In fiscal 1998, Holiday RV paid to or for the benefit of the property trust $59,375 for the use of the premises.

     Based on current market rates for properties similar to those listed above, transactions with Mr. and Mrs. Kindlund related to the lease for the Orlando property and transactions with the property trust related to the lease for the Ft. Myers retail center were on terms comparable to those which would have been reached with unaffiliated parties.

     Harvey M. Alper, a director of Holiday RV until June 1999 serves as general counsel of Holiday RV as a partner of the law firm, Alper, Walden, Chrichton and Miller. In fiscal 1998, Holiday RV paid $68,223 to Mr. Alper's firm for legal services.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT

     Section 16(a) of the Securities Exchange Act requires our officers, directors and persons who beneficially own more than ten percent of our common stock to file reports of ownership and changes in ownership with the Securities and Exchange Commission. These reporting persons also are required to furnish us with copies of all Section 16(a) forms they file.

     Based solely on our review of the copies of such forms furnished to us and representations that no other reports were required, we believe that all Section 16(a) reporting requirements were complied with by our officers and directors during the year ended October 31, 1999.

                      By Order of the Board of Directors of
                      HOLIDAY RV SUPERSTORES, INCORPORATED


                      By: /s/ RONALD G. HUNEYCUTT
                          -----------------------
                          Ronald G. Huneycutt
                          Secretary

November 26th, 1999

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